EMPLOYMENT AGREEMENT (REVISED)

THIS REVISED EMPLOYMENT AGREEMENT (the "Revised Agreement"), which supersedes in its entirety that certain employment agreement dated June 15, 1999, which agreement, the parties hereby acknowledge, has expired by its own terms, is made and entered into effective as of the 16th day of June, 2001 (the "Effective Date") by and between Vanguard Airlines, Inc., a Delaware corporation (the "Company") and Robert J. Spane, an individual ("Employee").

1. Employment.

Subject to the terms and conditions hereinafter set forth, the Company hereby agrees to employ Employee, and Employee hereby agrees to be employed by Company, during the three year period (the "Employment Term") beginning on June 16, 2001 (the "Commencement Date"), and ending on June 15, 2004. The Employment Term may be terminated pursuant to the provisions of Section 4 or Section 5 hereof.

2. Duties.

Employee shall be employed in the capacity of Board Member and Advisor to the Company. Employee shall have such duties as may reasonably be assigned to him by the Company President and/or Board of Directors. Employee shall perform such duties diligently and to the best of his ability, and shall comply with the Company's policies as in effect from time to time. Employee's responsibilities shall include, but are not limited to: (i) lobbying Congress and the Administration on behalf of the Company; (ii) leading the Company's effort to gain slots and gate access allowing the Company to serve DCA; (iii) assisting the Company in its efforts to obtain improved gate access at LAX and LGA; and (iv) performing such other duties as may be reasonably requested from time to time.

3. Compensation and Benefits.

Salary. During the Employment Term, the Company shall pay Employee for his services hereunder a base salary at the rate of $4,000.00 per month for the Employment Term. Such salary shall be payable semi-monthly in accordance with the regular payroll policies of the Company in effect from time to time. In addition, should the Company, as a result of the efforts of Employee, reasonably obtain gate access and slots allowing it to commence at least one daily roundtrip flight during business hours at Washington Reagan-National Airport, the Company will pay Employee a monthly bonus of .5% of the monthly segment revenue realized from such service (but not less than $5,000.00 per month and not more than $10,000.00 per month), for the period of such service or for the period of the Employment Term, whichever is less.

    Benefits. During the Employment Term, Employee shall be entitled to participate in, to the extent Employee is eligible under the terms thereof, all benefit plans and programs that are generally provided from time to time by the Company to its executive personnel, including the Company's 401(k) profit sharing plan, stock purchase plan, and group medical plan. Subject to the rights of Employee set forth in Sections 4 and 5 hereof, nothing herein shall preclude the Company from terminating or amending any employee benefit plan or program.

    Expense Reimbursement. The Company shall reimburse Employee or directly pay all of the reasonable expenses incurred by Employee in connection with the performance of his duties. Such expenses shall be kept to a minimum in accordance with the Company's general policies.

    Current Expense Reimbursement Due: At contract signing the Company will liquidate outstanding travel expenses in the amount of $1,180.47 and outstanding living expenses in the amount of $12,000.00 owed Mr. Spane. The Company will also pay Mr. Spane $9,710.82 for "unused vacation" and $1,000.00 for "moving expenses" related to Mr. Spane's relocation back to San Diego, CA. (in accordance with Company policy and Mr. Spane's previous Employment Contract). The sum total of all past travel expenses, living expenses, unused vacation pay, and relocation expenses owed Mr. Spane is $23,891.29.

    Stock Options: All stock options assigned to Mr. Spane that were previously vested remain vested and additional options/grants will be in accordance with Board membership. The period to execute all stock options is ten (10) years from the vesting date regardless of condition of employment.

4. Termination of Engagement.

This Revised Agreement shall be terminated and the employment relationship between the Company and Employee shall cease upon the occurrence of any of the following events:

    by Employee for any reason, upon 30 days prior written notice;

    by the Company for any reason, upon 30 days prior written notice;

    by any party upon the expiration of the Employment Term;

    by the Company upon the death or permanent disability of Employee;

    by the Company for "Cause," which for purposes of this Section 4 shall mean any of the following: (i) Employee's breach of or failure to comply with or observe any of the material terms, conditions or agreements contained in this Revised Agreement, which breach or failure to comply has not been cured within 30 days following written notice by the Company to Employee setting forth in detail the specific nature of such breach or failure to comply, or if such breach or failure to comply cannot be cured within such 30 day period, Employee has not, (a) within such 30 day period, commenced actions to cure such breach or failure to comply and diligently pursued such actions and (b) actually cured such breach or failure to comply within 90 days following such initial written notice by the Company to Employee, (ii) Employee shall be adjudged by a court of competent jurisdiction as guilty of (a) any willful or grossly negligent act which causes material harm to the Company, (b) any criminal act which causes material harm to the Company, (c) any act involving moral turpitude which causes material harm to the Company, or (d) any fraud upon the Company, or (iii) Employee shall be guilty of chronic alcoholism or other form of chronic addiction.

    Termination Obligations of the Company.

    In the event of termination of this Revised Agreement by the Employee under Section 4(a) because of the Employee's desire for any reason, the Company shall have the following obligation to Employee:

    All unvested stock options are immediately cancelled;

    Employee will receive three (3) month's salary (from the date of the 30 days prior written notice); and

    Any unreimbursed expenses owed by the Company to Employee for expenses incurred through the date of termination shall be paid by the Company to Employee.

    In the event of termination of this Revised Agreement by the Company under Section 4(b) because of the Company's desire for any reason, the Company shall have the following obligations to Employee:

    All unvested stock options immediately vest;

    Employee will receive total remaining unpaid salary for the Employment Term under the Revised Agreement; and

    Any unreimbursed expenses owed by the Company to Employee for expenses incurred through the date of termination shall be paid by the Company to Employee.

    In the event of termination of this Revised Agreement by the Company under Sections 4(c), because of the expiration of the Employment Term, the Company shall have the following obligations to the Employee:

    Any unpaid portion of the Employee's salary and bonus earned through the date of termination shall be paid by the Company to Employee; and

    Any unreimbursed expenses owed by the Company to Employee for expenses incurred through the date of termination shall be paid by the Company to Employee.

      In the event of termination of this Revised Agreement by the Company under Section 4(d), death or permanent disability of the Employee, the Company shall have the following obligations to Employee:

      Any unpaid portion of the Employee's salary earned through the date of death or permanent disability shall be paid by the Company to Employee or his survivors;

      Any unreimbursed expenses owed by the Company to Employee for expenses incurred through the date of death or permanent disability shall be paid by the Company to Employee or his survivors; and

      One-half of those shares of the Employee Options that have not vested as of the date of termination shall lapse and become void and the remaining one-half of the Employee Options shall fully vest.

      In the event of termination of this Revised Agreement by the Company under Section 4(e), by the Company for "Cause", the Company shall have the following obligations to Employee:

      Any unpaid portion of the Employee's salary earned through the date of termination shall be paid by the Company to Employee;

      Any unreimbursed expenses owed by the Company to Employee for expenses incurred through the date of termination shall be paid by the Company to Employee; and

      Employee options that have not vested at the date of termination shall lapse and become void.

  Unless Employee leaves the Company for "Cause" as described in Section 4(e), or unless Employee terminates this Revised Agreement pursuant to Section 4(a) hereof, Employee and his immediate family will receive unlimited lifetime confirmed travel on Vanguard Airlines. Employee shall be responsible for all taxes due as a result of such travel and the Company may require Employee to pay such taxes to the Company if the Company is required to withhold and pay such taxes to the Internal Revenue Service.

  7. Indemnification.

  Neither the Company nor the Employee shall be liable for any of the debts, liabilities or obligations of the other. Accordingly, the Company will indemnify Employee and Employee will indemnify the Company, and each will hold the other harmless from and against any and all loss, cost, damage injury or expense (including court costs and reasonable attorneys' fees) whatsoever and howsoever arising which Employee or the Company (as the case may be) or any of their respective agents, successors or assigns incurs as a proximate result of (a) Employee or the Company (as the case may be) being held liable for any debt, liability or obligation of the Company or Employee (as the case may be) or (b) any breach of this Revised Agreement by the Company or Employee (as the case may be).

  In Employee's rendering of the Services hereunder and in his capacity as Board Member and Advisor to the Company, the Company shall, as and to the extent permitted by the General Corporation Law of Delaware, indemnify Employee and hold Employee harmless from and against any and all loss, cost, damage, injury or expense (including court costs and reasonable attorneys' fees) whatsoever and howsoever arising which Employee incurs relating to his actions under this Revised Agreement and the status of Board Member and Advisor to the Company. Employee shall be included as a covered person in any officer's and director's insurance liability policy maintained by the Company, subject to any standard limitations and qualifications in such policy.

  8. Notice.

  All notices, requests, demands and other communications hereunder shall be deemed duly given if delivered by hand or if mailed by certified or registered mail with postage prepaid as follows:

  If to Employee: If to the Company:

  Robert J. Spane Vanguard Airlines, Inc.

  748 H Avenue 533 Mexico City Avenue

  Coronado, CA 92118 Kansas City, MO 64153

  Attn: Chief Executive Officer

  or to any other address as either party may provide to the other in writing.

  10. Assignment.

  This Revised Agreement is personal and not assignable by the Employee, but it may be assigned by the Company without notice to or consent of the Employee, and shall thereafter be binding upon enforceable by any other person which shall acquire or succeed to substantially all of the business or assets of the

  Company (and such person shall be deemed included in the definition of the "Company" for all purposes of this Revised Agreement).

  IN WITNESS WHEREOF, the Company, through its duly authorized officer, and Employee have each caused this Revised Agreement to be duly executed in duplicate as of the date and year first above written.

  COMPANY:

  VANGUARD AIRLINES, INC.

  On Behalf of the Board of Directors,

  Witness: By:

  Name:

  Title:

  EMPLOYEE:

  ROBERT J. SPANE

  Witness:

  Robert J. Spane